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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------
                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)
                                 --------------
                               UNILAB CORPORATION
                            (Name of Subject Company)
                                 --------------
                      QUEST DIAGNOSTICS NEWCO INCORPORATED
                         QUEST DIAGNOSTICS INCORPORATED
                                   (Offeror)

(Names of Filing Persons(identifying status as offeror, issuer or other person))

                     Common Stock, Par Value $.01 Per Share

                         (Title of Class of Securities)

                                    904763208

                      (CUSIP Number of Class of Securities)

                                 --------------
                             LEO C. FARRENKOPF, JR.
                         QUEST DIAGNOSTICS INCORPORATED
                          VICE PRESIDENT AND SECRETARY
                               ONE MALCOLM AVENUE
                           TETERBORO, NEW JERSEY 07608
                                 (201) 393-5000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)
                                 --------------
                                    COPY TO:
                                STEPHEN T. GIOVE
                                  CLARE O'BRIEN
                               SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (this "Schedule TO") filed by Quest Diagnostics Incorporated, a Delaware corporation ("Quest Diagnostics"), and Quest Diagnostics Newco Incorporated ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Quest Diagnostics, on May 15, 2002, as amended by Amendment No. 1 on June 7, 2002. This Schedule TO relates to the offer by Quest Diagnostics, through Purchaser, to exchange all outstanding shares of common stock, par value $.01 per share ("Shares"), of Unilab Corporation, a Delaware corporation (the "Company"), for, at the election of the holder thereof, (i) 0.3256 of a share of common stock, par value $.01 per share, of Quest Diagnostics ("Quest Diagnostics Shares") or (ii) $26.50 in cash, without interest, upon the terms and subject to the conditions set forth in the Prospectus, dated May 15, 2002, as amended on June 7, 2002 and June 24, 2002 (the "Prospectus"), and in the related Letter of Election and Transmittal (together, the Prospectus and the Letter of Election and Transmittal, with any amendments or supplements thereto, collectively constitute the "Offer").

         The information set forth in the Prospectus and the related Letter of Election and Transmittal is incorporated herein by reference in response to Items 1-11 of this Schedule TO.

ITEM 11. ADDITIONAL INFORMATION

         Quest Diagnostics amended the Prospectus referred to in Exhibit (a)(1) of Amendment No. 1 to the Schedule TO dated June 7, 2002 and such amended Prospectus is attached hereto as Exhibit (a)(1). Quest Diagnostics also issued a press release contained in Exhibit (a)(2) hereto. Quest Diagnostics obtained a $450 million term loan commitment contained in Exhibit (b)(2) hereto. In addition, opinions of tax counsel to be received by Quest Diagnostics and the Company if the offer and the merger are effected as a tax-free transaction for United States federal income tax purposes are attached as Exhibits (h)(1) and
(h)(2) hereto.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS

(a)(1) Prospectus, dated June 24, 2002 (incorporated herein by reference to Quest Diagnostics' Registration Statement on Form S-4, as amended on June 24, 2002).

(a)(2) Press Release, dated June 18, 2002 (incorporated herein by reference to Quest Diagnostics' Form 425 filed on June 18, 2002).

(b)(2) Term Loan Credit Agreement, dated as of June 21, 2002, among Quest Diagnostics Incorporated, as Borrower, certain subsidiary guarantors of Quest Diagnostics, each of the Lenders party thereto and Bank of America, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 99.12 of Quest Diagnostics' Registration Statement on Form S-4 filed with the Commission on June 24, 2002, File No. 333-88330).

(h)(1) Tax Opinion of Shearman & Sterling regarding the United States federal income tax aspects of the offer and the merger (incorporated herein by reference to Exhibit 8.1 to Quest Diagnostics' Registration Statement on Form S-4, as amended on June 24, 2002).

(h)(2) Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the United States federal income tax aspects of the offer and the merger (incorporated herein by reference to Exhibit 8.2 to Quest Diagnostics' Registration Statement on Form S-4, as amended on June 24, 2002).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

         Not applicable.


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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 24, 2002


                            QUEST DIAGNOSTICS NEWCO INCORPORATED



                            By:      /S/  LEO C. FARRENKOPF, JR.
                                  ---------------------------------------------
                                  Name:       Leo C. Farrenkopf, Jr.
                                  Title:      Vice President and Secretary

















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


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2002

                         QUEST DIAGNOSTICS INCORPORATED



                         By:      /S/  LEO C. FARRENKOPF, JR.
                              ---------------------------------------------
                                  Name:       Leo C. Farrenkopf, Jr.
                                  Title:      Vice President and Secretary




















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                                  EXHIBIT INDEX

EXHIBIT
NO.

(a)(1) Prospectus, dated June 24, 2002 (incorporated herein by reference to Quest Diagnostics' Registration Statement on Form S-4, as amended on June 24, 2002).

(a)(2) Press Release, dated June 18, 2002 (incorporated herein by reference to Quest Diagnostics' Form 425 filed on June 18, 2002).

(b)(2) Term Loan Credit Agreement, dated as of June 21, 2002, among Quest Diagnostics Incorporated, as Borrower, certain subsidiary guarantors of Quest Diagnostics, each of the Lenders party thereto and Bank of America, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 99.12 of Quest Diagnostics' Registration Statement on Form S-4 filed with the Commission on June 24, 2002, File No. 333-88330).

(h)(1) Tax Opinion of Shearman & Sterling regarding the United States federal income tax aspects of the offer and the merger (incorporated herein by reference to Exhibit 8.1 to Quest Diagnostics' Registration Statement on Form S-4, as amended on June 24, 2002).

(h)(2) Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the United States federal income tax aspects of the offer and the merger (incorporated herein by reference to Exhibit 8.2 to Quest Diagnostics' Registration Statement on Form S-4, as amended on June 24, 2002).








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